enerPLUS CORPORATION

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 7, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all registered owners must sign this proxy. If you are voting on behalf of a corporation or another individual, you must sign this proxy with your signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. The signature(s) on the proxy must match the shareholder name(s) printed at the top of the form.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
5. **The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:00 pm, Mountain Time, on Tuesday, May 5, 2020.

VOTE BY MAIL BY RETURNING THE PROXY IN THE INCLUDED ENVELOPE OR BY TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote By Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote By Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. (see reverse)

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01KEQA

Appointment of Proxyholder

I/We, being shareholder(s) of Enerplus Corporation (the "Corporation") hereby appoint: Ian C. Dundas, the President & Chief Executive Officer of the Corporation, or failing him, **David A. McCoy**, the Vice-President, General Counsel & Corporate Secretary of the Corporation

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of shareholders of the Corporation (the "**Meeting**") to be held at the offices of the Corporation, Suite 3000, 333 – 7th Ave SW, Calgary, Alberta on Thursday, May 7, 2020 at 1:00 PM (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

☐ Vote **For** all nominees listed below (or vote for individual nominees below)

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01. ELLIOTT PEW	☐	☐	02. JUDITH D. BUIE	☐	☐	03. KAREN E. CLARKE-WHISTLER	☐	☐
04. MICHAEL R. CULBERT	☐	☐	05. IAN C. DUNDAS	☐	☐	06. HILARY A. FOULKES	☐	☐
07. ROBERT B. HODGINS	☐	☐	08. SUSAN M. MACKENZIE	☐	☐	09. JEFFREY W. SHEETS	☐	☐
10. SHELDON B. STEEVES	☐	☐						

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2. Appointment of Auditors

For ☐ Withhold ☐

To appoint **KPMG LLP**, Independent Registered Public Accounting Firm, as auditors of the Corporation.

3. Approval of an Amendment to the Share Award Incentive Plan

For ☐ Against ☐

To consider and, if thought advisable, approve an ordinary resolution, the text of which is set out in the accompanying Information Circular and Proxy Statement of the Corporation dated March 31, 2020 (the "**Information Circular**"), to approve an amendment to the Corporation's share award incentive plan as described in further detail in the Information Circular.

4. Approval of Unallocated Awards under the Share Award Incentive Plan

For ☐ Against ☐

To consider and, if thought advisable, pass an ordinary resolution, the text of which is set forth in the Information Circular, to approve all unallocated restricted share unit awards and performance share unit awards under the Corporation's share award incentive plan.

5. Advisory Resolution on Executive Compensation

For ☐ Against ☐

To vote, on an advisory, non-binding basis, on an ordinary resolution, the text of which is set forth in the Information Circular, to accept the Corporation's approach to executive compensation.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

☐ **Annual Financial Statements** – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

☐ **Interim Financial Statements** – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.

ERJQ 293941 AR3

01KERG